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                                                                       EXHIBIT 2
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                   [LETTERHEAD OF ASPECT TELECOMMUNICATIONS]


Company Contact:                                           News Release
Eric Keller
Chief Financial Officer
(408) 325-2200
<www.aspect.com>

FOR IMMEDIATE RELEASE

                  ASPECT TELECOMMUNICATIONS ANNOUNCES SALE OF
                ZERO COUPON CONVERTIBLE SUBORDINATED DEBENTURES

     SAN JOSE, CA -- August 5, 1998 -- Aspect Telecommunications Corporation

(NASDAQ: ASPT) announced today that it sold in a private offering zero coupon convertible subordinated debentures to certain institutional investors. The debentures were priced with a yield to maturity of 6% and will result in gross proceeds to the Company of approximately $150 million (excluding the proceeds from an over-allotment option, if any).

     The Company stated that it intends to use the net proceeds to further strengthen its financial condition, to provide working capital and to provide the Company with additional financial flexibility to take advantage of business opportunities as they may arise.

     The debentures will not be registered under the Securities Act of 1933, as amended, or under applicable state securities laws, and may not be offered or sold in the United States absent registration under the Securities Act and applicable state securities law or available exemptions.

     This press release does not constitute an offer to sell or a solicitation of an offer to buy any security, including but not limited to the debentures.

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